Exhibit 99.1

Centerra Gold Inc.

Condensed Consolidated Interim Financial Statements

Third Quarter 2021

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

		September 30,	December 31,
		2021	2020
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$911,702	$545,180
Amounts receivable		69,265	66,108
Inventories	6	214,525	580,587
Assets held-for-sale	5	-	140,005
Other current assets	20	25,777	40,961
		1,221,269	1,372,841
Property, plant and equipment	7	1,108,041	1,686,067
Other non-current assets	8, 20	10,579	77,101
		1,118,620	1,763,168
Total assets		$2,339,889	$3,136,009

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$174,637	$232,704
Income taxes payable		2,666	2,474
Liabilities held-for-sale	5	-	2,255
Other current liabilities	20	16,640	20,395
		193,943	257,828

Deferred income tax liability		48,431	39,473
Provision for reclamation		295,076	351,149
Other non-current liabilities	8, 20	19,441	21,541
		362,948	412,163
Shareholders' equity
Share capital		982,138	975,122
Contributed surplus		32,325	30,601
Accumulated other comprehensive income		9,534	11,600
Retained earnings		759,001	1,448,695
		1,782,998	2,466,018
Total liabilities and shareholders' equity		$2,339,889	$3,136,009
Commitments and contingencies (note 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2021	2020	2021	2020
(Expressed in thousands of United States dollars)
(except per share amounts)
	Notes

Revenue	9	$220,561	$251,247	$649,059	$509,264

Cost of sales
Production costs	10	121,641	103,785	355,691	310,764
Depreciation, depletion and amortization		30,413	30,764	89,461	70,771
Earnings from mine operations		68,507	116,698	203,907	127,729

Exploration and development costs		6,597	11,124	18,819	22,361
Corporate administration	11	8,881	6,439	19,676	28,324
Care and maintenance expense		7,638	7,870	20,472	21,732
Reclamation (recovery) expense	12	(871)	533	(913)	44,038
Other operating expenses	13	2,627	2,932	10,392	8,866
Earnings from operations		43,635	87,800	135,461	2,408

Gain on sale of Greenstone Partnership	5	-	-	(72,274)	-
Other non-operating expenses	14	6,975	101	14,067	4,425
Finance costs		694	1,754	4,001	8,618
Earnings (loss) before income tax		35,966	85,945	189,667	(10,635)
Income tax expense	15	8,383	3,548	17,598	4,804
Net earnings (loss) from continuing operations		27,583	82,397	172,069	(15,439)
Net earnings (loss) from discontinued operations	4	-	123,346	(828,717)	328,766
Net earnings (loss)		$27,583	$205,743	$(656,648)	$313,327

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to earnings:
Net gain (loss) on translation of foreign operation		$-	$732	$31	$(875)
Net unrealized gain (loss) on derivative instruments	20	3,799	4,905	(2,097)	3,173
Other comprehensive income (loss)		3,799	5,637	(2,066)	2,298
Total comprehensive income (loss)		$31,382	$211,379	$(658,714)	$315,625

Earnings (loss) per share - continuing operations:
Basic	16	$0.09	$0.28	$0.58	$(0.05)
Diluted	16	$0.09	$0.28	$0.56	$(0.05)
Earnings (loss) per share:
Basic	16	$0.09	$0.70	$(2.21)	$1.06
Diluted	16	$0.09	$0.68	$(2.23)	$1.05

Cash dividends declared per common share (C$)		$0.07	$0.05	$0.17	$0.13

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2021	2020	2021	2020
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings (loss) from continuing operations		$27,583	$82,397	$172,069	$(15,439)

Adjustments:
Depreciation, depletion and amortization		31,873	32,426	93,941	75,643
Reclamation (recovery) expense		(871)	414	(913)	43,919
Share-based compensation		3,560	926	918	11,806
Finance costs		694	3,576	4,001	10,440
Inventory impairment		-	-	-	13,588
Gain on sale of Greenstone Partnership		-	-	(72,274)	-
Income tax expense		8,383	3,548	17,598	4,804
Income taxes (paid) refunded		(4,829)	10,798	(7,585)	20,647
Other		452	(682)	2,747	(2,182)
		66,845	133,403	210,502	163,226
Changes in working capital	17	(4,477)	18,355	(1,406)	24,820
Cash provided by operating activities from continuing operations		62,368	151,758	209,096	188,046
Cash provided by operating activities from discontinued operations		-	207,075	143,853	560,003
Cash provided by operating activities		62,368	358,833	352,949	748,049

Investing activities
Property, plant and equipment additions		(21,416)	(26,828)	(69,383)	(67,910)
Proceeds from sale of Greenstone Partnership	5	-	-	210,291	-
Proceeds from disposition of marketable securities		-	2,902	-	2,902
Proceeds from disposition of fixed assets		1,154	29	1,889	317
Decrease in restricted cash		2	432	2,660	26,422
Increase in other assets		1	(1,664)	187	(526)
Cash (used in) provided by investing activities from continuing operations		(20,259)	(25,129)	145,644	(38,795)
Cash used in investing activities from discontinued operations		-	(50,955)	(96,081)	(159,205)
Cash (used in) provided by investing activities		(20,259)	(76,084)	49,563	(198,000)

Financing activities
Dividends paid	16	(12,166)	(11,277)	(33,046)	(28,269)
Debt drawdown		-	-	-	250,000
Debt repayment		-	-	-	(327,472)
Payment of borrowing costs		(488)	(1,008)	(2,093)	(5,862)
Repayment of lease obligations		(1,555)	(1,284)	(4,891)	(4,436)
Proceeds from common shares issued		927	2,794	4,040	7,460
Cash used in financing activities		(13,282)	(10,775)	(35,990)	(108,579)
Increase in cash during the period		28,827	271,974	366,522	441,470
Cash at beginning of the period		882,875	212,213	545,180	42,717
Cash at end of the period		$911,702	$484,187	$911,702	$484,187

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of United States dollars, except share information)

	Number of	Share		Other
	Common	Capital	Contributed	Comprehensive	Retained
	Shares	Amount	Surplus	Income (Loss)	Earnings	Total
Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	-	-	-	-	(656,648)	(656,648)
Other comprehensive loss	-	-	-	(2,066)	-	(2,066)
Transactions with shareholders:
Share-based compensation	-	-	4,046	-	-	4,046
Issued on exercise of stock options	603,177	4,433	(1,188)	-	-	3,245
Issued under the employee share purchase plan	101,560	935	-	-	-	935
Issued on redemption of restricted share units	244,531	1,648	(1,134)	-	-	514
Dividend declared (C$0.17 per share)	-	-	-	-	(33,046)	(33,046)
Balance at September 30, 2021	296,777,174	$982,138	$32,325	$9,534	$759,001	$1,782,998

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	-	-	-	-	313,327	313,327
Other comprehensive income	-	-	-	2,298	-	2,298
Transactions with shareholders:
Share-based compensation	-	-	9,257	-	-	9,257
Issued on exercise of stock options	1,430,207	10,178	(2,727)	-	-	7,451
Issued under the employee share purchase plan	100,918	813	-	-	-	813
Issued on redemption of restricted share units	519,359	2,955	(2,955)	-	-	-
Dividends declared (C$0.13 per share)	-	-	-	-	(28,582)	(28,582)
Balance at September 30, 2020	295,740,940	$974,350	$29,853	$1,546	$1,364,659	$2,370,408

5

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey and other markets worldwide.

2. Basis of presentation

These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the disclosures required by International Financial Reporting Standards and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2020.

These financial statements were authorized for issuance by the Company’s Board of Directors on November 4, 2021.

3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2020. New standards and amendments issued but not yet effective or adopted are described below.

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

6

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

The Company expects to adopt the revision to IAS 16 when it becomes effective on January 1, 2022. The Company has determined that the adoption of this standard would have no impact on its historical accounting.

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

-	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
-	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
-	Clarifying how lending conditions affect classification; and
-	Clarifying if the settlement of a lability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

IAS 12, Income Taxes

In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

Comparative figures

Certain comparative figures in the interim financial statements have been reclassified from statements previously presented to conform to the presentation of these interim financial statements as at and for the three months and nine months ended September 30, 2021 and 2020. These include reclassifications of amounts related to the discontinued operations described below.

7

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

4. Discontinued operations

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., a “loss of control event”).

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company (“KOC”), filed for protection under Chapter 11 of the Federal U.S. Bankruptcy Code in the Southern District of New York.

While the Company remains the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021, that it had lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine have been classified as a discontinued operation in both the current and comparative periods in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss) and condensed consolidated interim statements of cash flows and the associated notes to the interim financial statements. However, amounts related to the Kumtor Mine are included in condensed consolidated interim statements of financial position for the year ended December 31, 2020.

While the Company is planning to enforce its rights to the Kumtor Mine through the international arbitration proceedings and other available legal avenues, the Company’s participation in the future cash flows of the Kumtor Mine remains uncertain, and consequently no value was ascribed to the Company’s interest in KGC. A loss on the change control equal to the net carrying value of assets and liabilities of the Kumtor Mine at the date when control was lost, totalling $926.4 million, was recognized in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss).

8

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

The Company assessed that there was no change in circumstances that would justify the remeasurement of its interest in KGC as at September 30, 2021.

The net earnings (loss) from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue	$-	$270,395	$264,159	$809,343
Cost of sales
Production costs	-	48,508	72,613	158,346
Depreciation	-	52,417	57,912	170,875
Standby costs	-	-	-	6,728
Earnings from mine operations	-	169,470	133,634	473,394
Revenue-based taxes	-	37,875	36,984	113,339
Exploration and development costs	-	3,191	8,826	10,409
Other operating expenses	-	4,760	3,380	19,021
Loss on the change of control of the Kumtor Mine	-	-	926,350	-
Earnings (loss) from operations	-	123,644	(841,906)	330,625
Other non-operating expenses (income)	-	17	(13,290)	1,024
Finance costs	-	281	101	835
Net earnings (loss) before income tax	$-	$123,346	$(828,717)	$328,766
Net earnings (loss) from discontinued operations	$-	$123,346	$(828,717)	$328,766

Other income for the nine months ended September 30, 2021 includes a realized gain of $14.2 million recognized upon early settlement of fuel hedge contracts related to the Kumtor Mine. Additionally, an unrealized gain of $1.1 million was recognized for the nine months ended September 30, 2021, upon the novation of other fuel hedge contracts which were re-assigned to the Mount Milligan Mine upon the loss of control of the Kumtor Mine.

9

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

The assets and liabilities of the Kumtor Mine over which control was lost are summarized in the table below:

Current assets
Amounts receivable	$38,238
Inventories	333,556
Non-current assets
Property, plant and equipment	629,374
Reclamation deposits	52,918
Other non-current assets	11,884
Assets derecognized	$1,065,970
Current liabilities
Accounts payable and accrued liabilities	$63,271
Revenue-based taxes payable	17,003
Other current liabilities	325
Non-current liabilities
Provision for reclamation	56,451
Other non-current liabilities	2,570
Liabilities derecognized	$139,620
Net assets derecognized	$926,350

While the Kyrgyz Republic brought forward various claims against KGC, the Company does not believe that they have any merit. Accordingly, the Company did not accrue any liability in the accounts of KGC with respect to any of these claims prior to the loss of control event. Refer to note 18 for disclosure regarding the contingency associated with the loss of control event.

5. Disposition of the interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Mine Finance Group. As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized a gain of $72.3 million in the first quarter of 2021.

The Company is entitled to receive further contingent payments based on the construction decision and subsequent production from the mine, which will be recorded should the various additional milestones be met.

10

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

The following table summarizes the net assets of the Partnership interest disposed of:

January 19, 2021
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642
Assets disposed of	$140,005
Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)
Liabilities disposed of	$(2,255)
Net assets disposed of	$137,750

6. Inventories

	September 30, 2021	December 31, 2020
Stockpiles of ore(1)	$37,935	$239,219
Gold in-circuit	14,337	28,906
Gold doré	27	15,497
Copper and gold concentrate	15,204	32,201
Molybdenum inventory	82,009	57,238
Total product inventories	149,512	373,061
Supplies (net of provision)(2)	65,013	207,526
Total inventories	$214,525	$580,587

(1)	Includes ore in stockpiles at the Mount Milligan Mine not scheduled for processing within the next 12 months, but available on-demand of $32.2 million (December 31, 2020 - $119.2 million, including $113.6 million related to Kumtor).
(2)	Net of a provision for supplies inventory obsolescence of $8.0 million (December 31, 2020 - $29.2 million, including $21.2 million related to Kumtor).

7. Property, plant and equipment

	Buildings,		Capitalized	Construction
	Plant and	Mineral	Stripping	in
	Equipment	Properties	Costs	Progress	Total
Net Book Value
Balance, January 1, 2020	$742,954	$460,806	$191,210	$274,546	$1,669,516
Balance, January 1, 2021	891,223	353,189	338,855	102,800	1,686,067
Balance, September 30, 2021	725,873	310,103	27,124	44,941	1,108,041

During the nine months ended September 30, 2021, $72.0 million of additions related to the Company’s continuing operations were capitalized to property, plant and equipment and $5.2 million of property, plant and equipment were disposed. During the nine months ended September 30, 2021, $95.7 million of additions related to the Kumtor Mine were capitalized to property, plant and equipment and, as a result of the loss of control of the Kumtor Mine (note 4), assets with a net book value of $629.4 million were derecognized.

11

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

During the year ended December 31, 2020, $396.3 million of additions were capitalized to property, plant and equipment and $2.6 million of property, plant and equipment were disposed.

8. Other non-current assets and non-current liabilities

	September 30,	December 31,
	2021	2020
Other non-current assets
Value-added tax receivable(1)	$5,863	$7,734
Long-term derivative assets(2)	1,918	8,339
Prepayments for property, plant and equipment	330	8,763
Reclamation deposits	91	47,083
Other	2,377	5,182
Total other non-current assets	$10,579	$77,101

Other non-current liabilities
Long-term portion of lease obligations	$14,221	$14,340
Post-retirement benefits	4,030	4,060
Long-term derivative liabilities(2)	1,190	3,141
Total other non-current liabilities	$19,441	$21,541

(1)	Relates to the Öksüt Mine.
(2)	Relates to the fuel, foreign exchange and copper hedging contracts (note 20).

9. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Gold revenue	$118,311	$162,560	$334,612	$264,694
Copper revenue	52,774	52,014	157,187	126,730
Molybdenum revenue	52,491	32,463	138,019	102,292
By-product revenue(1)	3,772	4,771	13,301	11,465
Metal content and provisional pricing adjustments on concentrate sales	(6,787)	(561)	5,940	4,083
Total revenue	$220,561	$251,247	$649,059	$509,264
(1)	Includes silver, rhenium and sulfuric acid sales.

12

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

10. Production costs

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Gold(1)	$47,697	$47,502	$140,190	$116,615
Copper(1)	27,655	22,091	87,343	74,207
Molybdenum	46,289	34,192	128,158	119,942
Production costs	$121,641	$103,785	$355,691	$310,764
(1)	Allocated between gold and copper based on gold equivalent ounces.

11. Corporate administration

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Administration and office costs	$5,843	$5,982	$18,685	$17,553
Share-based compensation(1)	3,038	457	991	10,771
Corporate administration	$8,881	$6,439	$19,676	$28,324
(1)	Relates to the share-based compensation liability of $10.8 million as at September 30, 2021 (December 31, 2020 - $28.2 million).

12. Reclamation (recovery) expense

Reclamation recovery for the three months ended September 30, 2021, was $0.9 million (September 30, 2020 - $0.5 million expense) and was primarily attributable to changes in the foreign exchange rates at the Endako Mine.

Reclamation recovery for the nine months ended September 30, 2021 was $0.9 million and was primarily attributable to changes in the foreign exchange rates at the Endako Mine. Reclamation expense for the nine months ended September 30, 2020 was $44.0 million and was primarily attributable to changes in the discount rates at the Endako Mine and the Thompson Creek Mine.

13. Other operating expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Selling and marketing(1)	$2,507	$2,387	$9,023	$7,577
Other	120	545	1,369	1,289
Other operating expenses	$2,627	$2,932	$10,392	$8,866
(1)	Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.

13

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

14. Other non-operating expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Kumtor Mine litigation and related costs(1)	$8,120	$-	$14,269	$-
Other	(1,145)	101	(202)	4,425
Other non-operating expenses	$6,975	$101	$14,067	$4,425
(2)	Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, the filing for protection under Chapter 11 under the Federal U.S. Bankruptcy Code by KGC and KOC, and related consulting costs.

15. Income tax expense

The Company’s effective income tax rate of 23.3% (2020 - 4.1%) for the three months ended September 30, 2021 is lower than the statutory Canadian income tax rate of 26.5% primarily because taxable income from the Mount Milligan Mine was reduced by previously unrecognized tax attributes.

The Company’s effective income tax rate of 9.3% (2020 – (45.2%)) for the nine months ended September 30, 2021 is lower than the statutory Canadian income tax rate of 26.5% primarily because tax benefits related to the Öksüt Mine’s Investment Incentive Certificate were recognized and taxable income from the Mount Milligan Mine was reduced by previously unrecognized tax attributes.

14

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

16. Shareholder's equity

a.	Earnings (loss) per share

Computation for basic and diluted earnings (loss) per share from continuing operations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Earnings (loss) - continuing operations	$27,583	$82,397	$172,069	$(15,439)
Dilutive impact related to RSU plan	(225)	(213)	(830)	(18)
Dilutive impact related to PSU plan	-	(2,974)	(3,951)	-
Diluted earnings (loss) - continuing operations for diluted earnings per share	$27,358	$79,210	$167,288	$(15,457)

Basic weighted average common shares	296,772	295,376	296,501	294,358
Dilutive impact of stock options	541	1,933	733	-
Dilutive impact related to RSU plan	2,995	1,347	2,017	-
Diluted weighted average common shares	300,308	298,656	299,251	294,358

Earnings (loss) per share - continuing operations:
Basic	$0.09	$0.28	$0.58	$(0.05)
Diluted	$0.09	$0.28	$0.56	$(0.05)

Basic and diluted earnings (loss) per share for discontinued operation:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Net earnings (loss) from discontinued operations	$-	$123,346	$(828,717)	$328,766
Basic and diluted weighted average common shares	296,772	295,376	296,501	294,358

Earnings (loss) per share discontinued operations - basic and diluted	$-	$0.42	$(2.79)	$1.12

15

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Computation for basic and diluted earnings (loss) per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Net earnings (loss)	$27,583	$205,743	$(656,648)	$313,327
Dilutive impact related to RSU plan	(225)	(213)	(830)	(18)
Dilutive impact related to PSU plan	-	(2,974)	(3,951)	-
Diluted net earnings (loss)	$27,358	$202,556	$(661,429)	$313,309

Basic weighted average common shares	296,772	295,376	296,501	294,358
Dilutive impact of stock options	541	1,933	-	1,482
Dilutive impact related to RSU plan	2,995	1,347	-	1,279
Diluted weighted average common shares	300,308	298,656	296,501	297,119

Earnings (loss) per share:
Basic	$0.09	$0.70	$(2.21)	$1.06
Diluted	$0.09	$0.68	$(2.23)	$1.05

For the three months and nine months ended September 30, 2021 and 2020, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings (loss) from continuing operations per share and diluted earnings (loss) per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.

Anti-dilutive securities excluded from the calculations above are summarized below:

	Three months ended		Nine months ended
	September 30,		September 30,
(Thousands of units)	2021	2020	2021	2020
Excluded from earnings (loss) per share from continuing operations	-	-	-	2,761
Excluded from earnings (loss) per share	-	-	2,393	-

b.	Dividends

On May 17, 2021, the Company announced that, as a result of the seizure of the Kumtor Mine, dividends or distributions on the Company’s common shares that would otherwise be payable to Kyrgyzaltyn JSC (“Kyrgyzaltyn”) or its affiliates, would be waived and donated to the Company, to the extent such dividends or distributions could be attributed reasonably to KGC, the Kumtor Mine’s assets and operations or distributions from KGC under the 2009 Restated Shareholders’ Agreement (the “2009 RSA"). As a result, Kyrgyzaltyn did not receive its portion of the C$0.05 per share dividend paid on June 10, 2021 or the C$0.07 per share dividend paid on September 8, 2021. Based on the Company’s interpretation of the 2009 RSA, the Company does not believe it has an obligation to pay these amounts in the future, totaling $7.5 million ($7.0 million, net of withholding taxes).

16

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

On November 4, 2021, the Board approved a quarterly dividend to shareholders of record on November 19, 2021. Based on the Company’s interpretation of the 2009 RSA, the Company does not believe it has an obligation to pay Kyrgyzaltyn its share of this dividend.

17. Supplemental disclosure

Changes in working capital related to continuing operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Decrease in amounts receivable	$11,158	$29,583	$917	$58,658
(Increase) in inventories	(14,802)	(545)	(18,935)	(5,281)
Decrease in other current assets	1,924	606	1,365	1,844
Increase (Decrease) in accounts payable and accrued liabilities	1,749	11,918	13,953	(7,576)
(Decrease) Increase in income taxes payable	(4,506)	(23,207)	1,294	(22,825)
Changes in working capital	$(4,477)	$18,355	$(1,406)	$24,820

18. Commitments and contingencies

Commitments

As at September 30, 2021, the Company has entered into contracts to acquire property, plant and equipment totalling $0.7 million.

Contingencies

Kumtor Mine

As a result of the loss of control event, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost (note 4).

Arbitration Proceedings

On May 17, 2021, the Company announced that it initiated binding arbitration (the “Kumtor Arbitration Proceedings”) against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Government of the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. Subsequently, this claim was amended to add Kyrgyzaltyn as a respondent in the Kumtor Arbitration Proceedings.

17

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

These claims will be adjudicated by a single arbitrator in the Kumtor Arbitration Proceedings to be held at Stockholm, Sweden and conducted under the arbitration rules of the United Nations Commission on International Trade Law. The applicable governing law of most of the longstanding agreements with the Kyrgyz Republic and Kyrgyzaltyn is the law of the State of New York and of England. In the course of the third quarter of 2021, the arbitrator was appointed by the Permanent Court of Arbitration in the Hague, Netherlands. The Company subsequently filed an application, requesting urgent interim measures in the Kumtor Arbitration Proceedings to address certain critical operational and safety problems at the Kumtor Mine, to preserve the status quo at the Kumtor Mine and obtain some transparency and reporting as to the mine’s activities. However, on October 27, 2021, the appointed arbitrator resigned, citing the refusal by the Kyrgyz Republic and Kyrgyzaltyn to agree to protections he had requested against personal claims being brought against him by the parties or to pay his requested fees.  The Company has requested that the Permanent Court of Arbitration and its designated appointing authority promptly appoint a replacement arbitrator.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, no assurances can be given that Centerra will be successful in any of the foregoing legal proceedings or that the Company will be able to negotiate a solution.

Mount Milligan Mine

As previously disclosed, in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at the Mount Milligan Mine. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim (i.e., the alleged underpayment) is not material.

18

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

19. Related party transactions

The Company recognized the following significant related parties:

Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$-	$271,979	$265,407	$814,405
Refinery and financing charges	-	(1,584)	(1,248)	(5,062)
Net revenue received from Kyrgyzaltyn(1)	$-	$270,395	$264,159	$809,343
(1)	Presented in results from discontinued operations

20. Financial instruments

The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative instruments, accounts payable and accrued liabilities (including share-based compensation liability).

a.	Derivative Instruments
	September 30, 2021	December 31, 2020
Derivative instruments assets
Current
Foreign exchange contracts	$9,420	$13,780
Fuel Contracts	3,899	4,910
Copper Contracts	1,973	1,468
	15,292	20,158
Non-current
Foreign exchange contracts	607	5,593
Fuel contracts	1,283	2,746
Copper contracts	28	-
	1,918	8,339
Total derivative instrument assets	$17,210	$28,497

19

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

	September 30, 2021	December 31, 2020
Derivative instruments liabilities
Current
Foreign exchange contracts	$66	$-
Fuel contracts	-	401
Copper contracts	10,128	9,136
	10,194	9,537
Non-current
Foreign exchange contracts	1,161	-
Fuel contracts	-	1,381
Copper contracts	29	1,761
	1,190	3,142
Total derivative instrument liabilities	$11,384	$12,679

Hedge Derivatives

The derivative instruments outstanding as at September 30, 2021 that are accounted for as hedges are summarized below:

		Average Strike Price				Total
Instrument	Unit	2021	2022	2023	Type	Position(1)
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$54/$60	$62/$68	$73/$78	Fixed	76,752
ULSD swap contracts	Barrels	$65	$61	$75	Fixed	104,004
Foreign exchange contracts
USD/C$ zero-cost collars	C$	$1.33/$1.39	$1.30/$1.37	$1.23/$1.29	Fixed	305,400,000
USD/C$ forward contracts	C$	$1.35	$1.29	$1.27	Fixed	196,000,000
Copper contracts
Copper zero-cost collars	Pounds	N/A	$3.59/$4.82	N/A	Fixed	34,612,534
Copper forward contracts	Pounds	$3.40	N/A	N/A	Fixed	12,897,027
(1)	Total amounts expressed in the units identified.

Fuel Contracts

The Company applies hedge accounting to derivative instruments that hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Mount Milligan Mine. The fuel hedge contracts are expected to settle by the end of the third quarter of 2023.

20

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

In the second quarter of 2021, the Company discontinued all hedge positions related to future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions in the second quarter resulted in a realized gain on discontinuance of $14.2 million recognized in net earnings (loss) from discontinued operations in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss). To the extent the Kumtor Mine’s hedging relationship was discontinued but the positions were novated and re-assigned to the Mount Milligan Mine, the Company recognized an unrealized gain of $1.1 million in net earnings (loss) from discontinued operations in the condensed consolidated interim statements of earnings (loss) and comprehensive income (loss), representing an amount in accumulated other comprehensive income up to the date the hedges were novated.

Foreign Exchange Contracts

The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the end of the third quarter of 2023.

Copper Contracts

The Company applies hedge accounting to copper contracts. In the third quarter of 2021, the Company extended its copper hedge program by entering zero-cost option collars to hedge approximately 50% of the Mount Milligan Mine’s expected copper sales (net of sales under Royal Gold streaming arrangement) by the end of 2022. The new contracts are expected to settle by the end of 2022. Subsequent to September 30, 2021, the Company further extended its copper hedge program by entering zero-cost option collars to hedge an additional 20% of the Mount Milligan Mine’s expected copper sales (net of sales under the Royal Gold streaming arrangement) in 2022 and approximately 35% of the Mount Milligan Mine’s expected copper sales (net of sales under the Royal Gold streaming arrangement) in 2023.

The table below includes the effective portion of changes in the fair value of the derivatives contracts recognized in other comprehensive income (“OCI”) and the amounts reclassified to the condensed consolidated interim statements of earnings (loss).

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Fair value movement of derivative financial instruments	$10,081	$4,131	$8,211	$4,258
Reclassified to net earnings (loss) from continuing operations	(6,282)	1,851	(27,633)	1,851
Reclassified to net earnings (loss) from discontinued operations	-	(1,077)	17,325	(2,936)
Gain (loss) included in OCI	$3,799	$4,905	$(2,097)	$3,173

21

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Non-Hedge Derivatives

The non-hedge derivative instruments outstanding as at September 30, 2021 are expected to settle by the end of 2021, and are summarized as follows:

			Total
Instrument	Unit	Type	Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	21,162
Copper forward contracts	Pounds	Float	3,388,501
(1)	Total amounts expressed in the units identified.
b.	Provisionally-priced contracts

Certain gold-copper concentrate sales contracts contain an embedded derivative and are marked to market at the end of each reporting period. As at September 30, 2021 the Company’s trade receivables with embedded derivatives had a fair value of $15.4 million (December 31, 2020 - $12.4 million), representing a mark-to-market adjustment on 13.2 million pounds of copper and 67,396 ounces of gold (December 31, 2020 - 13.8 million pounds of copper and 25,672 ounces of gold).

21. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statement of financial position were as follows:

September 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities	$1,875	$-	$-	$1,875
Provisionally-priced receivables	-	15,424	-	15,424
Derivative financial instruments	-	17,210	-	17,210
	$1,875	$32,634	$-	$34,509

Financial liabilities
Derivative financial instruments	$-	$11,384	$-	$11,384
Share-based compensation liability	10,833	-	-	10,833
	$10,833	$11,384	$-	$22,217

22

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities	$3,485	$-	$-	$3,485
Provisionally-priced receivables	-	12,415	-	12,415
Derivative financial instruments	-	28,497	-	28,497
	$3,485	$40,912	$-	$44,397

Financial liabilities
Derivative financial instruments	$-	$12,679	$-	$12,679
Share-based compensation liability	28,184	-	-	28,184
	$28,184	$12,679	$-	$40,863

During the nine months ended September 30, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

22. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation and consequently is no longer being reviewed by the CODM. The results of the Kumtor Mine are presented as part of net earnings (loss) from discontinued operations in the current and comparative periods.

23

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Three months ended September 30, 2021
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$66,010	$99,609	$54,942	$220,561	$-	$220,561
Cost of sales
Production costs	17,926	57,426	46,289	121,641	-	121,641
Depreciation	9,277	19,482	1,654	30,413	-	30,413
Earnings from mine operations	38,807	22,701	6,999	68,507	-	68,507
Exploration and development costs	1,398	1,183	-	2,581	4,016	6,597
Corporate administration	-	-	-	-	8,881	8,881
Care and maintenance	-	-	3,594	3,594	4,044	7,638
Reclamation recovery	-	-	(871)	(871)	-	(871)
Other operating expenses	52	2,160	415	2,627	-	2,627
Earnings (loss) from operations	37,357	19,358	3,861	60,576		43,635
Other non-operating expenses					6,975	6,975
Finance costs					694	694
Earnings before income tax						35,966
Income tax expense					8,383	8,383
Net earnings from continuing operations						27,583
Net earnings						$27,583
Additions to property, plant and equipment	$3,382	$20,809	$272	$24,463	$345	$24,808

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Three months ended September 30, 2020
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$97,624	$120,360	$33,263	$251,247	$-	$251,247
Cost of sales
Production costs	18,120	51,473	34,192	103,785	-	103,785
Depreciation	8,280	20,768	1,716	30,764	-	30,764
Earnings (loss) from mine operations	71,224	48,119	(2,645)	116,698	-	116,698
Exploration and development costs	664	2,366	-	3,030	8,094	11,124
Corporate administration	-	-	-	-	6,439	6,439
Care and maintenance	-	-	3,314	3,314	4,556	7,870
Reclamation expense	-	-	533	533	-	533
Other operating expenses	13	2,278	641	2,932	-	2,932
Earnings (loss) from operations	70,547	43,475	(7,133)	106,889		87,800
Other non-operating expenses					101	101
Finance costs					1,754	1,754
Earnings before income tax						85,945
Income tax expense					3,548	3,548
Net earnings from continuing operations						82,397
Net earnings from discontinued operations						123,346
Net earnings						$205,743
Additions to property, plant and equipment(1)	$9,852	$9,059	$1,570	$20,481	$8,851	$29,332
(1)	Excludes additions to property, plant and equipment related to discontinued operations of $50.1 million.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Nine months ended September 30, 2021
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$142,550	$363,301	$143,208	$649,059	$-	$649,059
Cost of sales
Production costs	40,743	186,790	128,158	355,691	-	355,691
Depreciation	22,380	62,168	4,913	89,461	-	89,461
Earnings from mine operations	79,427	114,343	10,137	203,907	-	203,907
Exploration and development costs	2,097	4,520	-	6,617	12,202	18,819
Corporate administration	-	-	-	-	19,676	19,676
Care and maintenance	-	-	10,293	10,293	10,179	20,472
Reclamation expense	-	-	(913)	(913)	-	(913)
Other operating expenses	144	8,457	1,791	10,392	-	10,392
Earnings (loss) from operations	77,186	101,366	(1,034)	177,518		135,461
Gain on sale of Greenstone Partnership					(72,274)	(72,274)
Other non-operating expenses					14,067	14,067
Finance costs					4,001	4,001
Earnings before income tax						189,667
Income tax expense					17,598	17,598
Net earnings from continuing operations						172,069
Net loss from discontinued operations						(828,717)
Net loss						$(656,648)
Additions to property, plant and equipment(1)	$15,609	$54,822	$1,122	$71,553	$455	$72,008
(1)	Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States dollars, except where otherwise indicated)

Nine months ended September 30, 2020
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$112,195	$291,665	$105,404	$509,264	$-	$509,264
Cost of sales
Production costs	21,446	169,376	119,942	310,764	-	310,764
Depreciation	8,873	56,706	5,192	70,771	-	70,771
Earnings (loss) from mine operations	81,876	65,583	(19,730)	127,729	-	127,729
Exploration and development costs	664	4,461	12	5,137	17,224	22,361
Corporate administration	-	-	-	-	28,324	28,324
Care and maintenance	-	-	9,782	9,782	11,950	21,732
Reclamation expense	-	-	44,038	44,038	-	44,038
Other operating expenses	17	7,010	1,839	8,866	-	8,866
Earnings (loss) from operations	81,195	54,112	(75,401)	59,906		2,408
Other non-operating expenses					4,425	4,425
Finance costs					8,618	8,618
Loss before income tax						(10,635)
Income tax expense					4,804	4,804
Net loss from continuing operations						(15,439)
Net earnings from discontinued operations						328,766
Net earnings						$313,327
Additions to property, plant and equipment(1)	$30,852	$22,068	$3,491	$56,411	$18,504	$74,915

(1)	Excludes additions to property, plant and equipment related to discontinued operations of $176.4 million.